EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2012	2011	2012	2011
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$4,076	$1,672	$6,929	$4,671
Net earnings attributable to noncontrolling interests	$(19)	$(23)	$(58)	$(56)
Net earnings from continuing operations attributable to Procter & Gamble	$4,057	$1,649	$6,871	$4,615
Preferred dividends, net of tax benefit	$(65)	$(64)	$(122)	$(119)
Net earnings from continuing operations attributable to Procter & Gamble available to common shareholders	$3,992	$1,585	$6,749	$4,496
Net earnings from discontinued operations	$—	$41	$—	$99
Net earnings attributable to Procter & Gamble available to common shareholders	$3,992	$1,626	$6,749	$4,595

Basic weighted average common shares outstanding	2,735.2	2,756.6	2,741.9	2,756.2

Basic net earnings per common share - continuing operations	$1.46	$0.58	$2.46	$1.63
Basic net earnings per common share - discontinued operations	$—	$0.01	$—	$0.04
Basic net earnings per common share	$1.46	$0.59	$2.46	$1.67

DILUTED NET EARNINGS PER SHARE
Net earnings from continuing operations attributable to Procter & Gamble	$4,057	$1,649	$6,871	$4,615
Net earnings from discontinued operations	$—	$41	$—	$99
Net earnings attributable to Procter & Gamble	$4,057	$1,690	$6,871	$4,714

Basic weighted average common shares outstanding	2,735.2	2,756.6	2,741.9	2,756.2
Add potential effect of:
Conversion of preferred shares	117.6	124.5	118.8	125.0
Exercise of stock options and other unvested equity awards	66.3	68.6	65.4	65.3
Diluted weighted average common shares outstanding	2,919.1	2,949.7	2,926.1	2,946.5

Diluted net earnings per common share - continuing operations	$1.39	$0.56	$2.35	$1.57
Diluted net earnings per common share - discontinued operations	$—	$0.01	$—	$0.03
Diluted net earnings per common share	$1.39	$0.57	$2.35	$1.60